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LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

October 28, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (SEC File No. 811-07589) and The Hartford Mutual Funds II, Inc. (SEC File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Nicholas DiLorenzo and me on October 9, 2014 with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 131 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 125, each filed on August 27, 2014.  On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Funds’ Prospectuses.

Global Comments

1. Comment:	Please confirm that each Staff comment applicable to more than one Fund will be implemented with respect to each Fund to which it applies.

Response:	The Registrants confirm that each Staff comment applicable to more than one Fund will be implemented with respect to each Fund to which such comment applies.

2. Comment:	With respect to each Fund’s Annual Fund Operating Expenses table, the Staff notes that the figure presented under the “Other Expenses” line item for Class R6 shares is significantly below the corresponding “Other Expenses” line items for other Class R shares. Please explain supplementally the reason for this discrepancy.

Response:

The Registrants note that the discrepancy between the “Other Expenses” line item for Class R6 shares and the corresponding line item for other Class R shares of each Fund results from differences in the expense structure of each share class. As currently disclosed in the “CLASSES OF SHARES — Choosing a Share Class” section of each Fund’s Prospectus, Class R3, Class R4 and Class R5 shares pay an administrative services fee for third party recordkeeping services. This expense is not borne by Class R6 shareholders. As a result, the figure presented in “Other Expenses” line item for Class R6 shares of each Fund is lower than the “Other Expenses” line item for Classes R3, R4 and R5.

3. Comment:

With respect to the expense reimbursement arrangements that are disclosed in the Funds’ Prospectuses, please discuss whether the amounts reimbursed pursuant to the expense reimbursement arrangements can be recouped by the reimbursing party.

Response:	Amounts reimbursed under the expense reimbursement arrangements applicable to the Funds may not be recouped by the reimbursing party.

4. Comment:	Please provide Financial Highlights for each Fund prior to the definitive 485(b) filing.

Response:

The Registrants note the Financial Highlights that would be provided pursuant to this comment were previously submitted to, and available for review by, the Staff. Specifically, each Registrant previously filed (i) semi-annual financial statements for the six-month period ended April 30, 2014 on Form N-CSRS on July 1, 2014 and (ii) annual financial statements for the fiscal year ended October 31, 2013 on Form N-CSR on January 7, 2014. The Financial Highlights for each Fund were filed with the 485(b) filing of each Fund’s registration statement on February 28, 2014. There have not been any changes to the financial statements or Financial Highlights previously filed with the SEC Staff. Therefore, because the financial statements and Financial

Highlights that would be provided in response to this comment would be no different from those previously filed with the Staff or those financial statements currently provided in the Funds’ respective registration statements, the Registrants respectfully decline to provide the Funds’ Financial Highlights prior to the definitive 485(b) filing. The Funds’ Financial Highlights will be included in the definitive 485(b) filing.

Comments Applicable to The Hartford Mutual Funds, Inc.

5. Comment:

With respect to the Balanced Income Fund, the Staff notes that Footnote 2 to the Fund’s Annual Fund Operating Expenses table states that “[d]ue to a reduction in amounts charged in connection with [the Class B 12b-1 Plan], … the limit on net operating expenses attributable to Class B shares is 0.99%.” Please explain supplementally the operation of the reduction described in Footnote 2. Please also confirm that Footnote 2 is consistent with Footnote 3, which states that Hartford Funds Management Company, LLC (“HFMC”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain Class B total annual fund operating expenses of 1.74%.

Response:

Footnote 2 to the Fund’s Annual Fund Operating Expenses table is intended to clarify the impact of limitations on asset-based sales charges imposed by Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 2830. If a Fund has reached the 6.25% cap on asset-based sales charges imposed by FINRA Rule 2830, the Fund may be required to reduce the total amounts charged to Fund shareholders pursuant to the Class B Distribution and Service Plan (the “12b-1 Plan”) in order to maintain compliance with the FINRA rule. Effectively, this reduction functions as a waiver of 12b-1 fees. However, because this limit is imposed by the FINRA rules and is not a contractual waiver of 12b-1 fees, the Registrants do not believe it is appropriate to characterize the reduction as a waiver in the Annual Fund Operating Expenses table. Conversely, the expense reimbursement described in Footnote 3 describes a voluntarily-imposed contractual cap on Fund expenses by HFMC. As a result, the limit imposed in

Footnote 2 is independent of, and consistent with, the contractual expense reimbursement described in Footnote 3.

6. Comment:

With respect to the Balanced Income Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest “in a mix of equity securities, …. which may include a broad range of market capitalizations generally above $2 billion.” The Principal Investment Strategy section also indicates that the Fund may invest in non-investment grade securities. Accordingly, please consider including “Junk Bond Risk” and “Mid Cap and Small Cap Stock Risk” in the Main Risks section of the Prospectus.

Response:

The Registrant does not consider either “Junk Bond Risk” or “Mid Cap and Small Cap Stock Risk” to be a main risk of investing in the Balanced Income Fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with the Fund’s principal investment strategy. The Registrant believes, however, that neither investment on its own rises to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to each such investment as additional risks elsewhere in the registration statement rather than in the Main Risks section.

7. Comment:

With respect to the Balanced Income Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest in the securities of foreign issuers. Please consider including “Emerging Markets Risk” in the Main Risks section of the Prospectus.

Response:

The Registrant does not consider “Emerging Markets Risk” to be a main risk of investing in the Balanced Income Fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with the Fund’s principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to such investments as additional risks elsewhere in the registration statement rather than in the Main Risks section.

8. Comment:

With respect to the Capital Appreciation Fund, please include a discussion of the Fund’s strategy of active trading in the Principal Investment Strategy section. Alternatively, please delete “Active Trading Risk” from the Main Risks section.

Response:	In response to this comment, the Registrant will insert the following as the final sentence of the second paragraph of the Fund’s Principal Investment Strategy:

“The Fund may trade portfolio securities actively.”

9. Comment:

With respect to the Dividend and Growth Fund, the Staff notes that the Fund’s Principal Investment Strategy indicates that, “[u]nder normal market and economic conditions, at least 65% of the Fund’s net assets are invested in dividend paying equity securities.” Please explain supplementally whether the Principal Investment Strategy should be revised to reflect an 80% minimum investment in dividend paying equity securities, as “dividend” is included in the Fund’s name.

Response:

The Registrant does not believe that the Fund’s name suggests that the Fund focuses its investments in dividend paying equity securities within the meaning of Rule 35d-1 under the Investment Company Act of 1940, as amended. The Registrant notes that the term “dividend,” as used in the Fund’s name, is used to refer to one of two primary types of investments held by the Fund. Although the Fund is required to invest at least 65% of its net assets in dividend paying equity securities, the Fund also allocates a significant portion of its net assets to the equity securities of companies that generate substantial and sustainable cash flow and whose revenues and earnings are expected to increase at a rate faster than the average company within the same industry (i.e., growth companies). As it is not subject to the requirements of Rule 35d-1, the Registrant has not implemented an 80% investment policy with respect to dividend paying equity securities. However, given the significant percentage of Fund assets allocated to such securities, the Registrant believes that it is appropriate to include the term “dividend” in the Fund’s name. The Registrant believes that the Fund’s name and its investment policy with respect to dividend paying securities are consistent with Commission and SEC Staff guidance.

10. Comment:

With respect to the Strategic Income Fund, if the Fund will sell credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps. In this regard, the SEC Staff expects that a fund will cover the full notional value of the swap.

Response:	It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

11. Comment:

With respect to the Strategic Income Fund, please include a discussion of the Fund’s strategy to utilize “to-be announced securities” in the Principal Investment Strategy section. Alternatively, please delete “To Be Announced (TBA) Securities Risk” from the Main Risks section.

Response:	The Registrant will replace the third sentence of the Fund’s Principal Investment Strategy with the following:

“The Fund may invest in other asset classes of U.S. or foreign issuers, including, but not limited to, bank loans or loan participation interests in secured, second lien or unsecured variable, fixed or floating rate loans, securitized debt (such as mortgage-backed and asset-backed securities (which may include to-be announced securities)), convertible securities, preferred stock, and common stock.”

12. Comment:

With respect to the Total Return Bond Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest in below investment grade debt securities, as well as in bank loans and loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities. Accordingly, please consider including “Junk Bond Risk” and “Bank Loans and Loan Participations Risk” in the Main Risks section of the Prospectus.

Response:

The Registrant does not consider either “Junk Bond Risk” or “Bank Loans and Loan Participations Risk” to be a main risk of investing in the Total Return Bond Fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with the Fund’s principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to such investments as additional risks elsewhere in the registration statement rather than in the Main Risks section.

13. Comment:

With respect to the derivatives disclosure in the Total Return Bond Fund’s Prospectus, please ensure that the disclosure is consistent with the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:	The Registrant has reviewed the disclosure and believes that it is consistent with the Staff’s July 30, 2010 letter.

14. Comment:

With respect to the World Bond Fund’s Annual Fund Operating Expenses table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:

As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

Comments Applicable to The Hartford Mutual Funds II, Inc.

15. Comment:

With respect to the Growth Opportunities Fund, the Principal Investment Strategy section indicates that the Fund may invest in the securities of foreign issuers. Accordingly, please consider including “Emerging Markets Risk” in the Main Risks section of the Prospectus.

Response:

The Registrant does not consider “Emerging Markets Risk” to be a main risk of investing in the Growth Opportunities Fund. The Registrant notes that the Fund’s Principal Investment Strategy section does not state that the Fund invests in emerging market securities and, therefore, the Registrant does not believe it is appropriate to include “Emerging Markets Risk” among the Funds main risks. Because the Fund can make such investments as a secondary strategy, the Registrant has included the risks related to such investments as additional risks elsewhere in the registration statement rather than in the Main Risks section.

16. Comment:

With respect to the Growth Opportunities Fund, the Staff notes that the discussion of contractual expense reimbursements under the heading “Expense Caps and Waivers” states that the arrangement will remain in effect until February 28, 2015. Please revise this disclosure, as an expense reimbursement arrangement may only be shown where the reimbursement arrangement will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement.

Response:

The expense caps set forth in the footnote to the Annual Fund Operating Expenses table reflect a contractual agreement with HFMC, the Fund’s investment manager, that is in effect until February 29, 2016 and will continue automatically for one-year terms unless HFMC provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Fund (such caps, the “one-year caps”). The expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers” reflect HFMC’s contractual agreement to limit expenses to certain levels through February 28, 2015. These contractual caps are not disclosed in the expense table because they will reduce Fund operating expenses for less than one year from the effective date of the registration statement.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price
cc:	Alice A. Pellegrino
Lisa D. Zeises